UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-33129

ALLOT LTD.

(Translation of registrant’s name into English)

22 Hanagar Street

Neve Ne'eman Industrial Zone B

Hod-Hasharon 45240

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 EXPLANATORY NOTE

On June 15, 2026, Allot Ltd. (the “Company”) announced that Ms. Cynthia L. Paul, a member of the Company’s Board of Directors, has notified the Company of her resignation as a director of the Company, effective June 15, 2026. Ms. Paul’s resignation is not the result of any disagreement with the Company or its management on any matter relating to its operations, policies or practices. Ms. Paul has decided to step down from the Board given the demands of her other business responsibilities.

A copy of the press release entitled “Allot Announces Departure of Board Member Cynthia L. Paul” is attached to this Form 6-K as Exhibit 99.1.

The information included under “Explanatory Note” in this Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-286174 and 333-264202) and Form S-8 (File Nos. 333-140701, 333-149237, 333-159306, 333-165144, 333-172492, 333-180770, 333-187406, 333-194833, 333-203028, 333-210420, 333-216893, 333-223838, 333-230391, 333-237405, 333-254298, 333-263767, 333-270903, 333-278607, 333-285268 and 333-294623) and shall be part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. Exhibit 99.1 to this Report on Form 6-K shall not be deemed to be incorporated by reference into such registration statements.

EXHIBIT INDEX

The following exhibit has been furnished as part of this Form 6-K:

Exhibit Number	Description

99.1	Allot Announces Departure of Board Member Cynthia L. Paul

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allot Ltd.

By: /s/ Liat Nahum
Liat Nahum
Chief Financial Officer

Date: June 15, 2026